RED OAK PARTNERS, LLC
145 4th Avenue, Suite 15A | New York, New York 10003
 Telephone (212) 614-8952 | Facsimile (646) 390-6784



March 19, 2009


CLST Holdings, Inc.
17304 Preston Road, Suite 420
Dallas, Texas 75252
Attention: Robert A. Kaiser

Re:	Proposed Business at Annual Meeting

Dear Mr. Kaiser/Corporate Secretary:

Your public press release (dated Friday March 13, 2009) announcing the annual meeting of stockholders did not specify whether this was for the 2008 or 2009
meetings or both.   If the intent is to solely hold the 2009 meeting and thus
effectively skip the 2008 meeting (and thus skip the Director elections for the expired 2008 class) then we will seek to compel a 2008 annual meeting coincident with the 2009 annual meeting via Section 211 of Delaware Law under the same argument used by Tim Durham's group in 2007. We are sending you this notice to propose business for shareholder vote at the upcoming Annual Meeting announced in your recent press release.

In accordance with requirements under Article 6 (B) of the Company's Certificate of Incorporation filed with the state of Delaware, enclosed is the required information for such notice:

Stockholder proposing business:
The Red Oak Fund, L.P.
Address:	145 4th Avenue, Suite 15A, New York, NY 10003

The Red Oak Fund, L.P. ("RO Fund") is the registered holder at the above address of 1,000 shares [represented by certificate No._C5020] of common stock of CLST Holdings, Inc. ("CLST" or the "Company"), a Delaware corporation. The RO Fund also beneficially owns 3,341,106 shares of the common stock of SMTC, representing 16.3% of all outstanding shares of CLST based on the 20,553,205 shares of common stock outstanding as of October 8, 2008 as reported by CLST. Based on the number of shares outstanding as of that reporting date, RO Fund is the Company's largest shareholder. Attached as Exhibit A are true and correct copies of (i) Schedule 13D filing dated February 18, 2009 and (ii) an amendment dated March 3, 2009 to the Schedule 13D serving as documentary evidence of RO Fund's current ownership interests. Red Oak Partners, LLC ("RO Partners") is the general partner of RO Fund, and David Sandberg is the managing member of RO Partners, such that RO Partners, the RO Fund, and David Sandberg have shared power to vote or direct the vote of, or to dispose or direct the disposition of the 3,341,106 shares of common stock held by RO Fund. The primary business of RO Fund is to make and manage investments as a hedge fund.

During the past five years RO Fund has not (1) filed a petition under federal bankruptcy laws or any state insolvency law, (2) been convicted in a criminal proceeding or been a named subject of a criminal proceeding (excluding traffic violations and other minor offices), (3) been found by any court or competent jurisdiction to have violated any federal or state securities law or federal commodities law, or (4) been the subject of any order, judgment or decree limiting him from engaging in any type of business practice or in any activity in connection with the purchase or sale of any security or commodity.

RO Fund intends to appear in person through its representatives or by proxy at the meeting to bring the business outlined below for the reasons outlined below:

	1. Vote for shareholder approval to proceed with the 2007 shareholder-approved plan of dissolution. This proposal is being made to confirm whether shareholders wish to proceed with the already-approved plan and recommend that the Board make its primary focus the execution of the plan.

	2. Vote for shareholder approval of the November 10, 2008 transaction whereby CLST Asset I, LLC, a wholly owned subsidiary of CLST
	Financo, Inc., which is one of CLST's direct, wholly owned subsidiaries, entered into a purchase agreement to acquire all of the outstanding equity interests of FCC Investment Trust I from a third party for approximately $41.0 million. This proposal is being made to confirm whether shareholders approve of a transaction in which (i) the Board seemingly did not pursue the execution of CLST's plan of liquidation, (ii) the Board did not obtain a fairness opinion, and
	(iii) $6 million in cash was removed from the CLST balance sheet, representing just under 40% of CLST's cash at that time.

	3. Vote for shareholder approval of the 2008 Long Term Incentive Plan pursuant to which Directors approved the new issuance to themselves of up to 20 million shares of common stock, or just over 97% of the common stock outstanding at the time this plan was approved. Shareholders should be able to express their views about this plan.

	4. Vote for shareholder approval of the December 12, 2008 transaction whereby CLST Asset Trust II, a newly formed trust wholly owned by CLST Asset II, LLC, a wholly owned subsidiary of CLST Financo, Inc. entered into a purchase agreement, effective as of December 10, 2008, to acquire (i) on or before February 28, 2009 receivables of at least $2 million, subject to certain limitations, and (ii) from time to time certain other receivables, installment sales contracts and related assets. This proposal is being made to confirm whether shareholders approve of a transaction in which (i) the Board seemingly did not pursue the execution of its plan of liquidation, (ii) the Board did not obtain a fairness opinion, and (iii) a substantial percentage of remaining cash was committed to be removed from the CLST balance sheet.

	5. Vote for shareholder approval of the February 13, 2009 transaction whereby CLST Asset III, LLC, a newly formed, wholly owned subsidiary of CLST Financo, Inc., which is one of CLST's direct, Wholly owned subsidiaries, purchased certain receivables, installment sales contracts and related assets owned by Fair Finance Company, which is partly owned by Timothy S. Durham, an officer and director of CLST. This proposal is being made to confirm whether shareholders approve of a transaction in which (i) the majority of remaining cash held on CLST's balance sheet was spent to purchase receivables from a company partially owned by a CLST officer and director, (ii) the fairness opinion was dated after the purchase date, (iii) the only purportedly independent director who approved the transaction was a long-time business partner of Mr. Durham, and (iv) the Board seemingly did not pursue CLST's plan of liquidation or the Board's goal of preserving NOLs.



Kind Regards,



THE RED OAK FUND, L.P.

By:	RED OAK PARTNERS LLC,
	its general partner


	   By:	______________________________
		David Sandberg, Managing Member


				EXHIBIT A

			SCHEDULE 13D AND AMENDMENT

				(see attached)